SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
W-H Energy Services, Inc.
(Name of Subject Company)
Whitehall Acquisition Corp.
a wholly owned subsidiary of
Smith International, Inc.
(Name of Filing Person — Offerors)

Common Stock, $0.0001 Par Value Per Share
together with the associated preferred share purchase rights
(Title of Class of Securities)

92925E108
(CUSIP Number of Class of Securities)

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032
(281) 443-3370
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Daniel A. Neff, Esq.
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,032,682,372	$119,184.42

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 32,383,154 shares of W-H common stock (the sum of (x) 30,711,232 shares of W-H common stock outstanding, (y) 1,411,838 shares of W-H common stock issuable upon the exercise of outstanding options and (z) 260,084 restricted stock awards outstanding, each as of June 23, 2008 (as set forth by W-H in its Solicitation/Recommendation Statement on Schedule 14D-9, filed June 24, 2008) and (ii) the average of the high and low sales prices of W-H common stock as reported on the New York Stock Exchange on June 17, 2008 ($93.65).

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,883.49.	Filing Party: Smith International, Inc.
Form or Registration No.: Form S-4 333- .	Date Filed: June 24, 2008.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Smith International, Inc., a Delaware corporation (“Smith”), and Whitehall Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Smith (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of W-H Energy Services, Inc., a Texas corporation (“W-H”), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated May 31, 2002, as amended, by and between W-H and Computershare Trust Company, N.A., as Rights Agent (the “Shares”), at the election of the holder thereof: (a) $56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Smith Common Stock”), (b) $93.55 in cash, without interest (the “All-Cash Consideration”), or (c) 1.1990 shares of Smith Common Stock (the “All-Stock Consideration”), subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Smith has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated June 24, 2008, relating to the offer and sale of Smith Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Smith or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 3, 2008, by and among Smith, W-H and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Prospectus entitled “Summary” and “Questions and Answers About The Exchange Offer” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is W-H Energy Services, Inc., a Texas corporation. Its principal executive office is located at 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042 and its telephone number is (713) 974-9071.

(b) As of June 2, 2008, there were 30,699,982 shares of W-H common stock, $0.0001 par value per share, issued and outstanding (not including issued and outstanding restricted shares).

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the section of the Prospectus entitled “The Companies — Smith” and “The Companies — Offeror” in Annex B to the Prospectus is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Prospectus entitled “Summary,” “Background of the Offer,” “Reasons for the Offer,” “The Offer,” “Merger Agreement,”

“Comparison of Shareholders’ Rights” and the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Prospectus entitled “Summary,” “The Offer — Material U.S. Federal Income Tax Consequences,” “Background of the Offer,” “Reasons for the Offer,” “The Offer” and “Merger Agreements” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Prospectus entitled “The Companies — Smith,” “Background of the Offer,” “Reasons for the Offer,” “The Offer” and “Merger Agreement” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Prospectus entitled “Background of the Offer,” “Reasons for the Offer,” “The Offer” and “Merger Agreement” is incorporated in this Schedule TO by reference.

(c)(2) None.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer — Source and Amount of Funds” is incorporated in this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Prospectus entitled “The Companies — Smith,” “Background of the Offer,” “The Reasons for the Offer,” “The Offer,” “Merger Agreement” and “The Offer — Certain Relationships with W-H” is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Introduction and in the section of the Prospectus entitled “The Offer — Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

(a) The information set forth in the section of the Prospectus entitled “Selected Historical Consolidated Financial Data” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Prospectus entitled “Selected Unaudited Pro Forma Combined Condensed Financial Data of Smith” is incorporated in this Schedule TO by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Prospectus entitled “The Offer — Certain Relationships with W-H” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer — Effect of the Offer on the Market for Shares; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Prospectus and the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed on June 24, 2008 (the “S-4”)).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the S-4).
(a)(4)	Prospectus registering the offer and sale of Smith Common Stock to be issued in the Offer (incorporated by reference to the S-4).
(a)(5)(A)	Joint Press Release Issued by Smith and the W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to the Form 8-K filed by Smith on June 5, 2008).
(a)(5)(B)	Form of Summary Advertisement published in the New York Times on June 24, 2008 (incorporated by reference to Exhibit 99.7 to the S-4).
(a)(5)(C)	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2008, among Smith, W-H and Offeror (incorporated by reference to the Form 8-K filed by Smith on June 5, 2008).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  June 24, 2008

SMITH INTERNATIONAL, INC.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.

Title:	Senior Vice President, General Counsel and Corporate Secretary

WHITEHALL ACQUISITION CORP.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.
Title:   Director and Secretary

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed on June 24, 2008 (the “S-4”)).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the S-4).
(a)(4)	Prospectus registering the offer and sale of Smith Common Stock to be issued in the Offer (incorporated by reference to the S-4).
(a)(5)(A)	Joint Press Release Issued by Smith and the W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to the Form 8-K filed by Smith on June 5, 2008).
(a)(5)(B)	Form of Summary Advertisement published in the New York Times on June 24, 2008 (incorporated by reference to Exhibit 99.7 to the S-4).
(a)(5)(C)	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2008, among Smith, W-H and Offeror (incorporated by reference to the Form 8-K filed by Smith on June 5, 2008).